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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 7

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Subject Company (issuer))

MOTOROLA, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

65333U 10 4
(CUISIP Number of Class of Securities)

Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$30,432,934	$2,800

  (1)
  The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Next Level Communications, par value .01 (the "Shares"), not beneficially owned by Motorola, Inc. or its subsidiaries ("Motorola"), at a purchase price of $1.04 Share, net to the seller in cash. As of September 30, 2002, there were 29,262,437 Shares on a fully diluted basis (treating as outstanding, options or share purchase rights subject to issuance at approximately $1.04 or less) not beneficially owned by Motorola or its subsidiaries.

  (2)
  The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003. Such fee is equals .0092 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,800
Form or Registration No.:	Not applicable
Filing Party:	Motorola, Inc.
Date Filed:	January 27, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        Amendment No. 7 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission ("SEC") on January 27, 2003, and as amended and supplemented by Amendment No. 1 filed with the SEC on February 4, 2003, Amendment No. 2 filed with the SEC on February 21, 2003, Amendment No. 3 filed with the SEC on February 26, 2003, Amendment No. 4 filed with the SEC on February 28, 2003, Amendment No. 5 filed with the SEC on March 3, 2003 and Amendment No. 6 filed with the SEC on March 4, 2003 by Motorola, Inc. a Delaware corporation ("Motorola"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation ("Next Level"), not owned by Motorola or its subsidiaries, at a purchase price of $1.04 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Item 1 - 11

        N/A

Item 12.    Exhibits

        (a)(1)(xvi)    Text of Press Release issued by Motorola on March 5, 2003.

Item 13.    Information Required by Schedule 13E-3

        N/A

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.
	By:	/s/ DONALD F. MCLELLAN
	Name:	Donald F. McLellan
	Title:	Corporate Vice President & Director, Corporate Development
Date: March 5, 2003

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  Item 1 - 11
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
SIGNATURE